SECURITIES AND EXCHANGE COMMISSION
		     Washington D.C.  20549

			  SCHEDULE 13D


	   Under the Securities Exchange Act of 1934


		BIOSITE DIAGNOSTICS INCORPORATED
			(Name of Issuer)


		 Common Stock, $0.01 par value
		 (Title of Class of Securities)


			   090945106
			 (CUSIP Number)


		    H. Vaughan Blaxter, III
		      1900 Grant Building
		 Pittsburgh, Pennsylvania 15219

			 (412) 281-2620
	 (Name, address and telephone number of person
       authorized to receive notices and communications)

			December 9, 1997
     Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this
statement because of Rule 13d-1(b) (3) or (4), check the following:       [   ]



Check the following box if a fee is being paid with this statement:       [   ]

CUSIP NO. 090945106

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     C. G. GREFENSTETTE
     I.D. ####-##-####

2    Check the Appropriate Box if Member of a Group     (a)  [ X ]   (b)  [   ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [   ]

6    Citizenship or Place of OrganizationU.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power


8    Shared Voting Power
     1,960,555

9.   Sole Dispositive Power


10   Shared Dispositive Power
     1,960,555

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,960,555

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     15.32

14   Type of Reporting Person
     IN

CUSIP NO. 090945106

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     THOMAS G. BIGLEY
     I.D. #

2    Check the Appropriate Box if Member of a Group   (a)  [ X ]    (b)  [    ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [   ]
6    Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power


8    Shared Voting Power
     20,164

9.   Sole Dispositive Power


10   Shared Dispositive Power
     20,164

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     20,164

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     .16%

14   Type of Reporting Person
     IN

CUSIP NO. 090945106

1 Name of Reporting Person S.S. or I.R.S. Identification No. of above Person THOMAS G. BIGLEY AND C. G. GREFENSTETTE, TRUSTEES UNDER
     AGREEMENT OF TRUST DATED 12/30/76 FOR THE CHILDREN OF
     JULIET LEA HILLMAN SIMONDS         I.D. #25-6193084

2    Check the Appropriate Box if Member of a Group   (a)  [ X ]     (b)  [   ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [   ]

6    Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power
     5,041

8    Shared Voting Power


9    Sole Dispositive Power
     5,041

10   Shared Dispositive Power

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     5,041

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     .04%

14   Type of Reporting Person
     OO

CUSIP NO. 090945106

1 Name of Reporting Person S.S. or I.R.S. Identification No. of above Person THOMAS G. BIGLEY AND C. G. GREFENSTETTE, TRUSTEES UNDER
     AGREEMENT OF TRUST DATED 12/30/76 FOR THE CHILDREN OF
     AUDREY HILLMAN FISHER              I.D. #25-6193085

2    Check the Appropriate Box if Member of a Group  (a)  [ X ]      (b)  [   ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [   ]

6    Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power
     5,041

8    Shared Voting Power


9    Sole Dispositive Power
     5,041

10   Shared Dispositive Power


11   Aggregate Amount Beneficially Owned by Each Reporting Person
     5,041

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     .04%

14   Type of Reporting Person
     OO

CUSIP NO. 090945106

1 Name of Reporting Person S.S. or I.R.S. Identification No. of above Person THOMAS G. BIGLEY AND C. G. GREFENSTETTE, TRUSTEES UNDER
     AGREEMENT OF TRUST DATED 12/30/76 FOR THE CHILDREN OF
     HENRY LEA HILLMAN, JR              I.D. #25-6193086

2    Check the Appropriate Box if Member of a Group  (a)  [ X ]      (b)  [   ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [  ]

6    Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power
     5,041

8    Shared Voting Power


9    Sole Dispositive Power
     5,041

10   Shared Dispositive Power


11   Aggregate Amount Beneficially Owned by Each Reporting Person
     5,041

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     .04%

14   Type of Reporting Person
     OO

CUSIP NO. 090945106

1 Name of Reporting Person S.S. or I.R.S. Identification No. of above Person THOMAS G. BIGLEY AND C. G. GREFENSTETTE, TRUSTEES UNDER
     AGREEMENT OF TRUST DATED 12/30/76 FOR THE CHILDREN OF
     WILLIAM TALBOTT HILLMAN            I.D. #25-6193087

2    Check the Appropriate Box if Member of a Group  (a)  [ X ]      (b)  [  ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [  ]

6    Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power
     5,041

8    Shared Voting Power


9    Sole Dispositive Power
     5,041

10   Shared Dispositive Power


11   Aggregate Amount Beneficially Owned by Each Reporting Person
     5,041

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     .04%

14   Type of Reporting Person
     OO

CUSIP NO. 090945106

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     HENRY L. HILLMAN
     I.D. ####-##-####

2    Check the Appropriate Box if Member of a Group  (a)  [ X ]      (b)  [  ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [  ]

6    Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power


8    Shared Voting Power
     1,940,391

9    Sole Dispositive Power


10   Shared Dispositive Power
     1,940,391

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,940,391

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     15.16%

14   Type of Reporting Person
     IN

CUSIP NO. 090945106

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     ELSIE HILLIARD HILLMAN
     I.D. ####-##-####

2    Check the Appropriate Box if Member of a Group  (a)  [ X ]      (b)  [  ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [  ]

6    Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power


8    Shared Voting Power
     1,940,391

9    Sole Dispositive Power


10   Shared Dispositive Power
     1,940,391

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,940,391

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     15.16%

14   Type of Reporting Person
     IN

CUSIP NO. 090945106

1 Name of Reporting Person S.S. or I.R.S. Identification No. of above Person HENRY L. HILLMAN, ELSIE HILLIARD HILLMAN & C. G. GREFENSTETTE,
     TRUSTEES OF THE HENRY L. HILLMAN TRUST U/A DATED NOVEMBER
     18, 1985                                I.D. #18-2145466

2    Check the Appropriate Box if Member of a Group  (a)  [ X ]      (b)  [  ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [  ]

6    Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power
     143,409

8    Shared Voting Power
     1,796,982

9    Sole Dispositive Power
     143,409

10   Shared Dispositive Power
     1,796,982

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,940,391

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     15.16%

14   Type of Reporting Person
     OO

CUSIP NO. 090945106

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     THE HILLMAN COMPANY
     I.D. #25-1011286

2    Check the Appropriate Box if Member of a Group  (a)  [ X ]      (b)  [  ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [  ]

6    Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power


8    Shared Voting Power
     1,796,982

9    Sole Dispositive Power


10   Shared Dispositive Power
     1,796,982

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,796,982

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     14.04%

14   Type of Reporting Person
     CO

CUSIP NO. 090945106

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     WILMINGTON INVESTMENTS, INC.
     I.D. #51-0344688

2    Check the Appropriate Box if Member of a Group  (a)  [ X ]      (b)  [  ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [  ]

6    Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power


8    Shared Voting Power
     1,796,982

9    Sole Dispositive Power


10   Shared Dispositive Power
     1,796,982

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,796,982

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     14.04%

14   Type of Reporting Person
     CO

CUSIP NO. 090945106

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     WILMINGTON SECURITIES, INC.
     I.D. #51-0114700

2    Check the Appropriate Box if Member of a Group  (a)  [ X ]      (b)  [  ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [  ]

6    Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power


8    Shared Voting Power
     1,796,982

9    Sole Dispositive Power


10   Shared Dispositive Power
     1,796,982

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,796,982

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     14.04%

14   Type of Reporting Person
     CO

CUSIP NO. 090945106

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     WILMINGTON INTERSTATE CORPORATION
     I.D. #51-0313966

2    Check the Appropriate Box if Member of a Group  (a)  [ X ]      (b)  [  ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [  ]

6    Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power
     134,423

8    Shared Voting Power
     1,662,559

9    Sole Dispositive Power
     134,423

10   Shared Dispositive Power
     1,662,559

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,796,982

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     14.04%

14   Type of Reporting Person
     CO

CUSIP NO. 090945106

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     HILLMAN/CHESAPEAKE LIMITED PARTNERSHIP
     I.D. #51-0315605

2    Check the Appropriate Box if Member of a Group  (a)  [ X ]      (b)  [  ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [  ]

6    Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power


8    Shared Voting Power
     1,662,559

9    Sole Dispositive Power


10   Shared Dispositive Power
     1,662,559

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,662,559

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     13%

14   Type of Reporting Person
     PN

CUSIP NO. 090945106

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     FREDERICK J. DOTZLER
     I.D. #51-0313966

2    Check the Appropriate Box if Member of a Group  (a)  [ X ]      (b)  [  ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [  ]

6    Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power
     6,000

8    Shared Voting Power
     1,662,559

9    Sole Dispositive Power
     6,000

10   Shared Dispositive Power
     1,662,559

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,668,559

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     13.04%

14   Type of Reporting Person
     IN

CUSIP NO. 090945106

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     JOHN REHER
     I.D. #

2    Check the Appropriate Box if Member of a Group  (a)  [ X ]      (b)  [  ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [  ]

6    Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power


8    Shared Voting Power
     1,662,559

9    Sole Dispositive Power


10   Shared Dispositive Power
     1,662,559

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,662,559

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     13%

14   Type of Reporting Person
     IN

CUSIP NO. 090945106

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     MEDICUS MANAGEMENT PARTNERS
     I.D. #94-3089403

2    Check the Appropriate Box if Member of a Group  (a)  [ X ]      (b)  [  ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [  ]

6    Citizenship or Place of Organization
     California

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power


8    Shared Voting Power
     1,662,559

9    Sole Dispositive Power


10   Shared Dispositive Power
     1,662,559

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,662,559

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     13%

14   Type of Reporting Person
     PN

CUSIP NO. 090945106

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     MEDICUS VENTURE PARTNERS 1992, A CALIFORNIA LIMITED
     PARTNERSHIP                        I.D. #94-3154913

2    Check the Appropriate Box if Member of a Group  (a)  [ X ]      (b)  [  ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [  ]

6    Citizenship or Place of Organization
     California

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power
     104,167

8    Shared Voting Power


9    Sole Dispositive Power
     104,167

10   Shared Dispositive Power


11   Aggregate Amount Beneficially Owned by Each Reporting Person
     104,167

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     .81%

14   Type of Reporting Person
     PN

CUSIP NO. 090945106

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     MEDICUS VENTURE PARTNERS 1991, A CALIFORNIA LIMITED
     PARTNERSHIP                        I.D. #94-3130685

2    Check the Appropriate Box if Member of a Group  (a)  [ X ]     (b)  [  ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [  ]

6    Citizenship or Place of Organization
     California

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power
     333,334

8    Shared Voting Power


9    Sole Dispositive Power
     333,334

10   Shared Dispositive Power


11   Aggregate Amount Beneficially Owned by Each Reporting Person
     333,334

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     2.60%

14   Type of Reporting Person
     PN

CUSIP NO. 090945106

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     MEDICUS VENTURE PARTNERS 1990, A CALIFORNIA LIMITED
     PARTNERSHIP                        I.D. #94-3109737

2    Check the Appropriate Box if Member of a Group  (a)  [ X ]      (b)  [  ]

3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [  ]

6    Citizenship or Place of Organization
     California

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power
     520,833

8    Shared Voting Power


9    Sole Dispositive Power
     520,833

10   Shared Dispositive Power


11   Aggregate Amount Beneficially Owned by Each Reporting Person
     520,8333

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     4.07%

14   Type of Reporting Person
     PN

CUSIP NO. 090945106

1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     MEDICUS VENTURE PARTNERS 1989, A CALIFORNIA LIMITED
     PARTNERSHIP                        I.D. #94-3089404

2    Check the Appropriate Box if Member of a Group  (a)  [ X ]      (b)  [  ]


3    SEC Use Only

4    Source of Funds
     OO

5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)						       [     ]

6    Citizenship or Place of Organization
     California

Number of Shares Beneficially Owned by Each Reporting Person With

7    Sole Voting Power
     704,225

8    Shared Voting Power


9    Sole Dispositive Power
     704,225

10   Shared Dispositive Power


11   Aggregate Amount Beneficially Owned by Each Reporting Person
     704,225

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     5.50%

14   Type of Reporting Person
     PN

			  SCHEDULE 13D


	This statement ("Statement") constitutes the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 19, 1997 (the "Filing").

Item 1.   Security and Issuer

	This Statement relates to the Common Stock, $0.01 par value, of Biosite Diagnostics Incorporated, a Delaware corporation (the "Issuer").
The address of the principal executive offices of the Issuer is 11030 Roselle Street, San Diego, California 92121. The Common Stock is quoted on the Nasdaq National Market under the symbol "BSTE".

Item 2.   Identity and Background

	(a) Names of persons filing (individually, the "Registrant" and collectively, the ("Registrants"):

	  Medicus Venture Partners 1992, a California Limited Partnership whose general partners are Hillman/Chesapeake Limited
	  Partnership and Medicus Management Partners.

	  Medicus Venture Partners 1991, a California Limited Partnership whose general partners are Hillman/Chesapeake Limited
	  Partnership and Medicus Management Partners.

	  Medicus Venture Partners 1990, a California Limited Partnership whose general partners are Hillman/Chesapeake Limited
	  Partnership and Medicus Management Partners.

	  Medicus Venture Partners 1989, a California Limited Partnership whose general partners are Hillman/Chesapeake Limited
	  Partnership and Medicus Management Partners.

	  Hillman/Chesapeake Limited Partnership, a Delaware limited partnership whose general partner is Wilmington Interstate Corporation.

	  Medicus Management Partners, a California general partnership whose general partners are Frederick J. Dotzler and John Reher.

	  Wilmington Interstate Corporation, a wholly-owned subsidiary of Wilmington Securities, Inc.

	  Wilmington Securities, Inc., a wholly-owned subsidiary of Wilmington Investments, Inc.

	  Wilmington Investments, Inc., a wholly-owned subsidiary of The Hillman Company.

	  The Hillman Company, a corporation controlled by Henry L. Hillman, Elsie Hilliard Hillman and C. G. Grefenstette, as Trustees of the Henry L. Hillman Trust U/A dated
	  November 18, 1985.

	  Henry L. Hillman, Elsie Hilliard Hillman and C. G.
	  Grefenstette, Trustees of the Henry L. Hillman Trust U/A dated November 18, 1985 (the "1985 Trust").

	  Thomas G. Bigley and C. G. Grefenstette, Trustees Under
	  Agreement of Trust dated 12/30/76 for the Children of Juliet Lea Hillman Simonds (the "1976 JLHS Trust").

	  Thomas G. Bigley and C. G. Grefenstette, Trustees Under
	  Agreement of Trust dated 12/30/76 for the Children of Audrey Hillman Fisher (the "1976 AHF Trust").

	  Thomas G. Bigley and C. G. Grefenstette, Trustees Under
	  Agreement of Trust dated 12/30/76 for the Children of Henry Lea Hillman, Jr. (the "1976 HLH Trust")

	  Thomas G. Bigley and C. G. Grefenstette, Trustees Under
	  Agreement of Trust dated 12/30/76 for the Children of William Talbott Hillman (the "1976 WTH Trust").

	  C. G. Grefenstette

	  Thomas G. Bigley

	  Henry L. Hillman

	  Elsie Hilliard Hillman

	  Frederick J. Dotzler

	  John Reher

	  The name, position, business address and citizenship of each director and executive officer of the entities listed above, each controlling person of such entities and each director and executive officer of any person or corporation in control of said entities, is attached hereto as Exhibit 1.

     (b)  Business Address

	  The addresses of the Registrants are as follows:

	  The Hillman Company, the 1985 Trust , the 1976 JLHS Trust, the 1976 AHF Trust, the 1976 HLH Trust, the 1976 WTH Trust are each located at:
	  1900 Grant Building
	  Pittsburgh, Pennsylvania 15219

	  Wilmington Interstate Corporation, Wilmington Securities, Inc., Wilmington Investments, Inc. and Hillman/Chesapeake Limited Partnership are located at:
	  824 Market Street, Suite 900
	  Wilmington, Delaware 19801

	  Medicus Venture Partners 1992, A California Limited Partnership, Medicus Venture Partners 1991, a California Limited Partnership, Medicus Venture Partners 1990, a California Limited Partnership, Medicus Venture Partners 1989, a California Limited Partnership are located at:
	  2180 Sand Hill Road
	  Suite 400
	  Menlo Park, California 94025

	  C. G. Grefenstette
	  2000 Grant Building
	  Pittsburgh, Pennsylvania 15219

	  Thoms G. Bigley
	  One Oxford Centre, 28th Floor
	  Pittsburgh, Pennsylvania 15219

	  Henry L. Hillman
	  2000 Grant Building
	  Pittsburgh, Pennsylvania 15219

	  Elsie Hilliard Hillman
	  2000 Grant Building
	  Pittsburgh, Pennsylvania 15219

	  Frederick J. Dotzler
	  2180 Sand Hill Road
	  Suite 400
	  Menlo Park, California 94025

	  John Reher
	  2180 Sand Hill Road
	  Suite 400
	  Menlo Park, California 94025

     (c)  Principal occupation or employment

	  The principal occupations of the limited partnerships listed in response to Item 2(a) are: investments in medical area.

	  The principal occupations of the corporations, listed in response to
	  Item 2(a) are: diversified investments and operations.

	  The principal occupation of the 1985 Trust is: diversified investments and operations.

	  The principal occupation of the 1976 JLHS Trust is: diversified investments and operations.

	  The principal occupation of the 1976 AHF Trust is: diversified investments and operations.

	  The principal occupation of the 1976 HLH Trust is: diversified investments and operations.

	  The principal occupation of the 1976 WTH Trust is: diversified investments and operations.

	  Frederick J. Dotzler
	  General Partner, Medicus Management Partners

	  John Reher
	  General Partner, Medicus Management Partners

	  C. G. Grefenstette
	  See Exhibit 1

	  Henry L. Hillman
	  See Exhibit 1

	  Elsie Hilliard Hillman
	  See Exhibit 1

     (d)  Criminal convictions

	  None of the persons named in Item 2(a)(including Exhibit 1) have been convicted in a criminal proceeding in the last five years.

     (e)  Civil proceedings

	  None of the persons listed in response to Item 2(a) (including
	  Exhibit 1) have in the last five years been subject to a judgment, decree or final order as described in Item 2, subsection (e) of
	  Schedule 13D.

     (f)  Citizenship

	  The 1985 Trust, the 1976 JLHS Trust, the 1976 AHF Trust, the 1976 HLH Trust, the 1976 WTH Trust are Pennsylvania trusts.

	  Medicus Venture Partners 1992, A California Limited Partnership, Medicus Venture Partners 1991, a California Limited Partnership, Medicus Venture Partners 1990, a California Limited Partnership, Medicus Venture Partners 1989, a California Limited Partnership are California limited partnerships.

	  Wilmington Securities, Inc. and Wilmington Investments, Inc. are Delaware corporations.

	  The Hillman Company is a Pennsylvania corporation.

	  Hillman/Chesapeake Limited Partnership is a Delaware limited partnership.


	  C. G. Grefenstette, Henry L. Hillman, Elsie Hilliard Hillman, Frederick J. Dotzler and John Reher are U.S. citizens.

Item 3.   Source and Amount of Funds or Other Consideration

	  None.

Item 4.   Purpose of Transaction

	On December 9, 1997, the 1985 Trust purchased 93,000 shares of Common Stock of the Issuer in the open market for a price of $8.50 per share. The 1985 Trust currently proposes to purchase up to 107,000 shares of Common Stock of the Issuer in the open market. Such purchase however, may be discontinued at any time. On November 25, 1997 Frederick J. Dotzler (i) purchased 3,000 shares of Common Stock of the Issuer in the open market for a price of $8.125 per share and (ii) 3,000 shares of Common Stock of the Issuer in the open market for a price of $8.00 per share.

	Except as set forth above, the Registrants have no present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or Management of the Issuer including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act of 1933, or (j) any action similar to those enumerated above.

Item 5.     Interest in Securities of the Issuer

  (a)  Beneficial Ownership

       The following is a list of the Issuer's Common Stock of which each Registrant is a direct, beneficial owner. It includes the number of shares held and the percentage of the class of such shares that are held by such Registrant.


       Name                     Number of Shares    % of Class of Shares

       The 1976 JLHS Trust          5,041        .04%

       The 1976 AHF Trust           5,041        .04%

       The 1976 HLH Trust           5,041        .04%

       The 1976 WTH Trust           5,041        .04%

       The 1985 Trust      143,409        1.12%

       Wilmington Interstate         134,423        1.05%
       Corporation

       Medicus Venture Partners 104,167         .81%
       1992, a California Limited
       Partnership

       Medicus Venture Partners 333,334        2.60%
       1991, a California Limited
       Partnership

       Medicus Venture Partners 520,833        4.07%
       1990, a California Limited
       Partnership

       Medicus Venture Partners 704,225        5.50%
       1989, a California Limited
       Partnership

       Frederick J. Dotzler             6,000        .04%


  (b)  Power to Vote or Dispose of Shares

       Each person listed above in response to Item 5(a) has the sole power to vote and to direct the vote and the sole power to dispose of and direct the disposition of those shares except as follows:

       (i) Wilmington Interstate Corporation, Wilmington Securities, Inc., Wilmington Investments, Inc., The Hillman Company, Henry L. Hillman, as settlor and Trustee of the 1985 Trust, and Elsie Hilliard Hillman and C. G. Grefenstette, as Trustees of the 1985 Trust, may be deemed to share voting and disposition power regarding 134,423 shares of Common Stock held beneficially by Wilmington Interstate Corporation, 104,167 shares of Common Stock held beneficially by Medicus Venture Partners 1992, a California Limited Partnership, 333,334 shares of Common Stock held beneficially by Medicus Venture Partners 1991, a California Limited Partnership, 520,833 shares of Common Stock held beneficially by Medicus Venture Partners 1990, a California Limited Partnership, 704,225 shares of Common Stock held beneficially by Medicus Venture Partners 1989, a California Limited Partnership, whose general partners are Hillman/Chesapeake Limited Partnership and Medicus Management Partners. Wilmington Interstate Corporation is the general partner of Hillman/Chesapeake Limited Partnership.

       (ii) As trustees of the 1985 Trust, Henry L. Hillman, Elsie Hilliard Hillman and C. G. Grefenstette may be deemed to own beneficially and share voting and disposition power over 1,940,391 shares of Common Stock.

      (iii) As trustees of the 1976 JLH S Trust, the 1976 AHF Trust, the 1976 HLH Trust and the WTH Trust Thomas G. Bigley and C. G. Grefenstette may be deemed to own beneficially and share voting and disposition power over 20,164 shares of Common Stock.

       (iv) Medicus Management Partners, Federick J. Dotzler and John Reher may be deemed to own beneficially and share voting and disposition power over 1,662,559 shares of Common Stock.

  (c), (d) and (e).  Not applicable.


Item 6. Contracts, Arrangements, Understandings of Relationships With Respect to Securities of the Issuer

	After the Issuer's public offering, the holders of 6,870,513 shares of Common Stock issued upon the conversion of certain series of the Issuer's Preferred Stock (the "Registrable Shares") or their permitted transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933, as amended (the "Securities Act"). If the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, holders of such Registrable Shares are entitled to notice of such registration and are entitled to include their Registrable Shares therein, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in such registration. Additionally, holders of the 1,458,334 shares of Common Stock issued upon the conversion of the Issuer's Series E Preferred Stock are entitled to similar "piggy back" rights, on no more than two occasions, commencing two years after the Effective Date of the Registration Statement. In addition, commencing
180 days after the Effective Date, holders of at least 30% of the Registrable Shares may require the Issuer to prepare and file a registration statement under the Securities Act, at the Issuer's expense, covering at least 30% of the shares entitled to registration rights and with an offering price (net of underwriting discounts and commissions) of more than $7,500,000, and the Issuer is required to use its best efforts to effect such registration, subject to certain conditions and limitations. The Issuer is not obligated to effect more than two of these stockholder-initiated registrations.
Further, holders of Registrable Shares may require the Company to file additional registration statements with the Securities and Exchange
Commission on Form S-3, subject to certain conditions and limitations.


Item 7.     Material to be Filed as Exhibits

  Exhibit 1. Information concerning officers and directors of reporting persons and certain affiliates thereof.


			   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


		      MEDICUS VENTURE PARTNERS 1992, A
		       CALIFORNIA LIMITED PARTNERSHIP,
		      MEDICUS VENTURE PARTNERS 1991, A
		       CALIFORNIA LIMITED PARTNERSHIP,
		      MEDICUS VENTURE PARTNERS 1990, A
		       CALIFORNIA LIMITED PARTNERSHIP,
		      MEDICUS VENTURE PARTNERS 1989, A
		       CALIFORNIA LIMITED PARTNERSHIP,

		      By Hillman/Chesapeake Limited Partnership, a General Partner
		      By Wilmington Interstate Corporation, Inc., the sole
		      General Partner


		      By     /s/ Andrew H. McQuarrie
		      _________________________________________
			   Andrew H. McQuarrie, Vice President

		      By Medicus Management Partners,
		      a General Partner


		      By     /s/ Frederick J. Dotzler
		      _________________________________________
			   Federick J. Dotzler, General Partner


		      By     /s/ John Reher
		      _________________________________________
			   John Reher, General Partner


		      HILLMAN/CHESAPEAKE LIMITED PARTNERSHIP

		      By Wilmington Interstate Corporation,
		      the sole General Partner


		      By     /s/ Andrew H. McQuarrie
		      _________________________________________
			   Andrew H. McQuarrie, Vice President

		      MEDICUS MANAGEMENT PARTNERS


		      By     /s/ Frederick J. Dotzler
		      _________________________________________
			   Frederick J. Dotzler, General Partner


		      By     /s/ John Reher
		      _________________________________________
			   John Reher, General Partner

		      WILMINGTON INTERSTATE CORPORATION


		      By     /s/ Andrew H. McQuarrie
		      _________________________________________
			   Andrew H. McQuarrie, Vice President


		      WILMINGTON SECURITIES, INC.


		      By     /s/ Andrew H. McQuarrie
		      _________________________________________
			   Andrew H. McQuarrie, Vice President


		      WILMINGTON INVESTMENTS, INC.


		      By     /s/ Andrew H. McQuarrie
		      _________________________________________
			   Andrew H. McQuarrie, Vice President


		      THE HILLMAN COMPANY


		      By     /s/ Lawrence M. Wagner
		      _________________________________________
			   Lawrence M. Wagner, President


		      HENRY L. HILLMAN, ELSIE HILLIARD HILLMAN
		      & C. G. GREFENSTETTE, TRUSTEES OF THE HENRY
		      L. HILLMAN TRUST U/A DATED NOVEMBER 18,
		      1985

		      By     C. G. Grefenstette
		      _________________________________________
			   C. G. Grefenstette, Trustee

		      THOMAS G. BIGLEY AND C. G. GREFENSTETTE,
		      TRUSTEES UNDER AGREEMENT OF TRUST DATED
		      12/30/76 FOR THE CHILDREN OF JULIET LEA
		      HILLMAN SIMONDS, AUDREY HILLIARD HILLMAN
		      HENRY LEA HILLMAN, JR., AND WILLIAM
		      TALBOTT HILLMAN

		      /s/ Thomas G. Bigley
		      ____________________________________________
		      Thomas G. Bigley, Trustee

		      /s/ C. G. Grefenstette
		      ____________________________________________
		      C. G. Grefenstette, Trustee


		      /s/ C. G. Grefenstette
		      ____________________________________________
		      C. G. Grefenstette

		      /s/ Thomas G. Bigley
		      ____________________________________________
		      Thomas G. Bigley

		      /s/ Henry L. Hillman
		      ____________________________________________
		      Henry L. Hillman

		      /s/ Elsie Hilliard Hillman
		      ____________________________________________
		      Elsie Hilliard Hillman

		      /s/ Frederick J. Dotzler
		      ____________________________________________
		      Frederick J. Dotzler

		      /s/ John Reher
		      ____________________________________________
		      John Reher